MOUNT BURGESS MINING N.L.

02 FEB -1 AM 8:58

A.C.N. 009 067 476
(Incorporated in Western Australia)

Level 5, 178 St George's Terrace, Perth, Western Australia, 6000
P.O. Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311
Facsimile: (61 8) 9322 4607
Email: burgess@global.net.au
Website: www.mountburgess.com

Ref: L3138


02002907

26 November 2001

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

EXEMPTION NUMBER 812-1235

23 November	Discovery of Kimberlitic Indicator-rich Horizon in Drill Hole RR060 (Tsumkwe Project Namibia)
26 November	Discovery of Kimberlitic Diatreme (Tsumkwe Project Namibia)

Yours sincerely
MOUNT BURGESS MINING N.L.

C Forrester

p.p. **Jan Forrester**

dw 2/5

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements

23 November 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

TSUMKWE PROJECT, Namibia
EPL's 2012 and 2014 - Diamonds
(Mount Burgess Mining NL 75%, Kimberlite Resources (Pty) Ltd 25%)

Discovery of Kimberlitic Indicator-rich Horizon in Drill Hole RR060

The Company wishes to inform you that percussion drill hole RR060, which was drilled on the flanks of a circular aeromagnetic anomaly, has intersected a 14 metre thick, likely volcaniclastic[1] horizon (from 46m to 60m in depth), enriched in kimberlitic indicator minerals **including chrome diopside, pyrope garnet and chrome spinel.**

At this point in time only a single metre interval (from 48m to 49m) has been processed through the Company's field jig and sorted on-site. Approximately 30kg of sample screened to +0.4mm and -2.0mm in size has been analysed on-site for the presence of kimberlitic-indicator minerals, **returning 18 chrome diopsides, more than 100 pyrope garnets and more than 50 chrome spinels.** Processing and microscope analysis to determine the kimberlitic mineral content of the remainder of the anomalous horizon is underway.

Independent surface texture analysis of the kimberlitic indicator minerals using a binocular microscope concludes that the mineral grain surfaces are characterised by sharp, angular fractures and remnant original or primary surfaces, including kelyphitic/sub-kelyphitic surfaces on some of the pyrope garnets. The fresh, pristine nature of the majority of the indicator minerals observed indicates that the grains are close to source with no evidence of secondary transportation.

The 14 metre thick anomalous horizon, which occurs at the contact between the base of the Kalahari Formation and underlying basement granitic rocks, has been interpreted in the field as a volcaniclastic or tuffaceous (tuff[2]) sediment.

The discovery of such high counts of indicator minerals in likely volcaniclastic sediments at the base of the Kalahari Formation implies that drill hole RR060 could be on the flanks of or very close to a kimberlite intrusion.

Because RR060 was drilled based only on limited aeromagnetic data available in the field, it was drilled off centre. Accordingly, drilling has now been prioritised to test the precisely modelled central portion of the magnetic anomaly and other proximal targets during November and December.

Detailed geomorphological studies conducted during the year show that the area in which RR060 was drilled is ideally situated to provide a primary source for the occurrence of the surface diamond and pyrope garnet anomalies located further to the west.

It is significant to note that chrome diopside has never been previously detected in the project area and is considered likely to occur only close to or within primary source rocks. Independent petrographic studies are underway to verify the composition and origin of the indicator-bearing rocks in conjunction with electron microprobe analysis of a suite of the various indicator minerals to assess their diamond prospectivity.

Yours faithfully,



J J Moore
Director

[1]Volcaniclastic refers to clastic (broken fragments derived from pre-existing rocks) volcanic material which may be mixed with non-volcanic fragments.

[2]Tuff refers to consolidated or cemented volcanic ash.

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
26 November 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

TSUMKWE PROJECT, Namibia
EPL's 2012 and 2014 - Diamonds
(Mount Burgess Mining NL 75%, Kimberlite Resources (Pty) Ltd 25%)

Further to our announcement of 23 November 2001, this is to confirm that the Company has discovered a kimberlitic diatreme at its diamond exploration project at Tsumkwe in Namibia. The kimberlite is identified on the basis of heavy mineral associations (numerous fresh kimberlitic garnets, spinels and chrome diopsides). The results of geochemical tests are not yet available.

The discovery hole RR060 previously reported was followed up with a hole RR065 which was drilled about 100m to the south.

At 43 metres drilling intersected a highly weathered light grey coarse grained tuff. This continued to the bottom of the hole which was terminated at 180 metres. Washed drill chips within this section include angular dark green ferruginous ultrabasic clasts of up to 1 cm, garnets which are relatively common of up to 3 mm, light green chrome diopsides of up to 1 mm in size and traces of dark phlogopite.

A further hole RR066 drilled 50m to the south of RR065 has intersected kimberlitic tuff at 45 metres which has continued to where drilling stopped last night at 146 metres. Drilling will continue in order to obtain sufficient sample for geochemical and heavy mineral testing. Further drilling is planned in the area to determine the size of the kimberlite and also to test other targets identified on the basis of the magnetic and structural signature of this first discovery.

Yours faithfully



Dr Richard Russell (Phd., M.Aus.I.M.M.)

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Dr Richard Russell, Phd., M.Aus.I.M.M., a qualified consulting geologist ... the field being reported on.